CONFIDENTIAL
August 30, 2006
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, DC 20549
Re:	OrthoLogic Corp. Form 10-K for the year ended December 31, 2005 Filed on March 13, 2006 Form 10-Q for the interim period ended June 30, 2006 File No. 000-21214 Your letter dated 8-22-2006
Following is our response to your letter dated August 22, 2006. We have included your specific questions prior to our response to facilitate your review.
Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Liquidity and Capital Resources, page 32
1. Please revise your disclosure to expand discussions of your financial obligations for 2006 and 2007 as they relate to the contractual obligations table. You disclose accrued clinical expenses of $544,000, additional commitment due to clinical sites of $988,000, and contracts to consultants and other contractual obligations, however, the sum of these amounts are a fraction of the “total liabilities” caption disclosed for 2006 and 2007 in your table. Additionally, revise your contractual obligations table to comply with the format prescribed in Item 303(a)(5) of Regulation S-K.
Our Response:
Per your request, we have reformatted the contractual information.
1275 West Washington Street • Tempe, AZ 85281 • Tel 602-286-5414 • Fax 602-926-2641 • ltaeger@olgc.com

		Less Than	1 to 3	3 to 5
	Total	1 Year	Years	Years
Operating Leases	$2,283,000	$1,150,000	$1,133,000
Total Liabilities per Balance Sheet at 12/31/05	4,165,000	3,982,000	183,000
Clinical Obligations	988,000	988,000
Sponsored Research Obligation -Consulting	700,000	475,000	225,000
Consulting Contracts	209,000	120,000	87,000	2,000
Open Purchase Orders for Supplies	23,000	23,000

	$8,368,000	$6,738,000	$1,628,000	$2,000

We chose to disclose the information required by Item 303(a)(5) of regulation S-K in an annual format and with the captions shown below as we believe the tabular disclosure does not present as accurate of a presentation of the maturities of our contractual obligations. Specifically, the 1 to 3 year column hides the fact that all but a fraction of our obligations fall due in the second year, and as such does not give the intended clarity of the liquidity impact timing. The disclosure in the financial statements is believed to be sufficient as Operating Leases, and Total Liabilities were explained in detail in either the Balance Sheet or Notes to the financial statements. The other items are not material, given total assets of $88,343,000 at 12/31/05, but were also disclosed.
As Filed:
The following table sets forth all known commitments as of December 31, 2005 and the year in which these commitments become due or are expected to be settled (in thousands):

Year	Operating leases (1) (2)	Total Liabilities (2) (3)	Total

2006	$1,150	$5,588	$6,738
2007	$1,133	$437	$1,570
2008		29	29
2009		29	29
2010		2	2

Total	$2,283	$6,085	$8,368

(1)	A lease commitment of $2.2 million refers to our real property leases in Tempe, Arizona and Galveston, Texas. In Tempe, we occupy approximately 20% of the building. Approximately 45% of the Tempe facility is subleased through December 2007.

(2)	Total liabilities include the accrued clinical expenses of $544,000 for services that have been provided to the patients. An additional commitment of $988,000 will be due to clinical sites for the completion of the trials, assuming the patients currently enrolled complete the trial protocol, and is reflected in the total liabilities for fiscal year 2006. Total liabilities include contracts for consultants and other contractual obligations of
1275 West Washington Street • Tempe, AZ 85281 • Tel 602-286-5414 • Fax 602-926-2641 • ltaeger@olgc.com approximately $618,000, $254,000, $29,000, $29,000 and $2,000 for years 2006, 2007, 2008, 2009 and 2010, respectively.

(3)	We anticipate paying all our liabilities with our cash resources.
We believe our filing adequately discloses the required information and do not believe any benefit would be obtained or additional clarity would be achieved by amendment of our December 31, 2005 10-K to recast the information in tabular form, and respectfully suggest that no amendment of the 10-K is necessary in this regard. We will adopt the suggested Item 303(a)(5) of S-K format in future filings.
Financial Statement
Notes to Financial Statements
Summary of Significant Accounting Policies
D. Excess Space Reserve, page F-7
2.	Please tell us why you have accrued a liability for excess space reserve and the accounting literature management relied upon to record this accrual.
Our Response:
The excess space reserve was recorded as a cost to exit an activity, our Continuous Passive Motion (CPM) business, in 2002. As a result of the sale of the CPM business, approximately 70,000 square foot of the existing 98,000 square foot office space occupied by the CPM business became vacant. The Company was able to sublet a portion of this vacant space. The reserve represents lessee losses associated with an operating lease agreement that has been accrued in the event that the lessee no longer benefits from the use of the property subject to the operating lease. This is consistent with guidance provided by FASB 146 Par. 16 and FASB Technical Bulletin 79 Par. 15, and is adjusted quarterly to reflect changes in reserve assumptions, in accordance with the fair value measurement requirements of SFAS 146. The original amount recorded in 2002 was $400,000.
Note 14. Subsequent Events, page F-19
Sale of Shares of Company Stock, Issuance of Warrants and Entry into Master Services Agreement, page F-20
3.	Please tell us and disclose the significant terms of your agreement with Quintiles specifically the milestones that must be achieved in order for the stock warrants to vest.
Our Response:
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The documents for the Quintiles transaction were filed on Form 8-K on March 3, 2006, Exhibits 4.1, 4.2, 4.3, and 4.4, and on Form S-3 filed on April 13, 2006, Exhibits 10.1, 10.2, and 10.3. The documents for the Milestone B, C and D warrants were not filed as they contained confidential information and a Confidential Treatment Request was filed on March 2, 2006 and approval was received on April 28, 2006 (CF#18042 — File 0-21214). The significant terms as shown in Note C to the Company’s form 10-Q for the interim period ended June 30, 2006 are as follows:
     On February 24, 2006 the Company entered into agreements with PharmaBio Development Inc., (dba NovaQuest), an affiliate of Quintiles, Inc., and Quintiles, Inc. (hereafter “Quintiles”), which provided for the purchase of $2,000,000 of the Company’s common stock, with the number of shares (359,279) determined by the 15-day average closing stock price prior to February 24, 2006 ($5.56). The transaction was completed (closed) on February 27, 2006. Additionally, at the election of the Company, Quintiles will purchase $1,500,000 of the Company’s common stock on June 30, 2006, (Second Closing) with the number of shares determined by the 15-day average closing stock price prior to June 30, 2006, and will purchase $1,500,000 of the Company’s common stock on September 29, 2006, with the number of shares determined by the 15-day average closing stock price prior to September 29, 2006 (Third Closing). Each stock purchase will include the issuance of fully vested warrants, exercisable for a ten-year period from the date of issuance, for an amount of shares equal to 13% of the shares purchased and with the exercise price set at 115% of the share price of each respective share purchase. (For the February 27, 2006 investment, warrants to purchase 46,706 shares at $6.39 were issued).
     Summary of the February 27, 2006 stock sale transaction:

Capital stock and additional paid-in capital	$1,913,000
Accrued transaction costs	87,000

Cash proceeds	$2,000,000

     Accrued transaction costs represent direct costs of the transaction (legal and accounting fees) and are treated as reduction of additional paid-in capital.
     On July 3, 2006, the Company closed the transaction contemplated by the agreements on the Second Closing Date. Pursuant to the agreements, on July 3, 2006, the Company issued a total of 903,252 shares of its common stock to NovaQuest for a purchase price of $1,500,000 and issued a fully vested warrant to purchase 117,423 shares of the Company’s common stock at $1.91 a share.
     As part of the transaction, the Company and Quintiles also entered into a Master Services Agreement whereby Quintiles agreed to become the Company’s exclusive contract research organization service provider for the Company’s Chrysalin Product Platform and to provide certain other technical assistance. The Company anticipates entering into a variety of contracts over the five-year term of the agreement as determined by the development and clinical progress of its Chrysalin products. In return for this agreement, the Company has granted Quintiles the right of first negotiation to promote Chrysalin with a specialty sales force under a fee-for-service or risk-based structure. Additionally, the Company has granted Quintiles warrants to purchase up to 240,000 shares of the Company’s common stock, with the exercise price set at 115% of the Second Closing stock price ($1.91). The shares will be exercisable for a ten-year period from February 27, 2006 and the warrants will vest based on the achievement of certain milestones (milestone warrants).
     The total cost of the milestone warrants will be charged to expense over the period of performance. The costs will be determined based on the fair market value of the milestone warrants
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determined by using the Black-Scholes model, revalued at each Company reporting date until fully vested. The fair market value of the milestone warrants using the Black-Scholes model, 70% volatility, 0% dividend yield, expected term of 9.7 years, and 4.8% interest rate was $306,000 at June 30, 2006. No costs were charged to expense at June 30, 2006 as it is not yet probable that any milestone warrants will vest.
     The milestones that must be achieved are included in the Confidential Treatment Request which was filed on March 2, 2006 and approved on April 28, 2006 (CF#18042 — File 0-21214).
Form 10-Q for the interim period ended June 30, 2006
Item 1. Financial Statements
Notes to Unaudited Condensed Financial Statements
C. Sale of Shares of Company Stock, Issuance of Warrants and Entry into Master Services Agreement, page 13
4.	Please provide to us your analysis under EITF 00-19 of how you accounted for the warrants issued to PharmaBio Development (dba NovaQuest). It appears that you are required to issue registered shares to settle the contract and the number of shares that must potentially be issued to settle the contract is infinite because at the time the warrants were issued the stock price was unknown. Based on this information, it would appear that the warrants should have been initially recorded as a liability with changes in the fair market value recorded through earnings in accordance with EITF 00-19.
Our Response:
Under the “Quintiles” Agreements, described in #3 above, the Class A Warrants are fixed, based on the actual stock purchases that occur. The 6/30/06 and 9/29/06 additional stock sales are at the sole election of the Company and the Company has no obligation to sell the stock. No liability is created from these transactions.
The Milestone Warrants are for services under the Master Services Agreement and will be earned based on the Milestones, described in #3 above, and the related cost of the Warrants will be charged to expense over the period of performance ( estimated time to achievement of Milestone). Under SFAS 123(R) and EITF 96-18 we will determine the fair market value of the Warrants (using the Black-Scholes method) on each reporting date until performance is complete (warrant is fully earned and “vested”) and record the appropriate adjustments. As stated in the referenced footnote included above, the fair market value of the Warrants at June 30, 2006 was $306,000, and as achievement of the Milestones at June 30, 2006 was not probable, no entry has been made. At June 30, 2006 the cost of the Milestone Warrants is not expected to be material to our financial position or results of operations.
1275 West Washington Street • Tempe, AZ 85281 • Tel 602-286-5414 • Fax 602-926-2641 • ltaeger@olgc.com

ETIF 00-19 Paragraph 3 specifically states that “This Issue does not address the accounting for contracts that are issued (b) to acquire goods or services from nonemployees when performance has not yet occurred.” In the case of the Milestone Warrants’ transaction, service performance had not occurred. OrthoLogic also has no obligation to issue cash for the services to be provided. Under the guidance of paragraphs 7 and 8 of EITF 00-19, contracts that do not require net-cash settlement and that require settlement in shares, are equity instruments.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if we can be of further assistance.
Sincerely,
/s/ Les M. Taeger
Les M. Taeger
Senior Vice President and Chief Financial Officer
OrthoLogic Corp
1275 West Washington Street • Tempe, AZ 85281 • Tel 602-286-5414 • Fax 602-926-2641 • ltaeger@olgc.com